Mail Stop 4561

February 24, 2006

John Bush
Sona Mobile Holdings Corp.
825 Third Avenue, 32nd Floor
New York, NY 10022

      Re: **Sona Mobile Holdings Corp.**
               Amendment No. 1 to the Registration Statement on Form SB-2
               Filed February 1, 2006
               File No. 333-130461

               Form 10-KSB for the fiscal year ended March 31, 2005
               Form 10-QSB for the quarter ended June 30, 2005
               Form 10-QSB for the quarter ended September 30, 2005
               Form 10-QSB for the quarter ended December 31, 2005
               File No. 0-12817

Dear Mr. Bush:

      We have reviewed your amended registration statement and response letter and have the following comments.

Form SB-2/A

General

1.   Please update your financial statements pursuant to Item 310(g) of Regulation S-B.

2.   We note that your January 2006 transactions with Shuffle Master, Inc. were undertaken during the pendency of this registration statement. We further note that you subsequently amended your registration statement to include the resale of the shares issued and the shares underlying the warrants sold in the January 2006 transactions. Please describe the material steps taken in negotiating and agreeing to the registering these shares on this registration statement. Clarify whether negotiations for the January 2006 offer and sales contained discussions of including shares in this registration statement in particular. Please advise us if there are any agreements concerning the registration rights of this investor.

3.   We note your disclosure on page 51 that the issuance of shares of common stock and the warrant to Shuffle Master was exempt from registration pursuant to Section 4(2) of the Securities Act. Explain why the offering and sale of those securities did not involve a public offering. We note that Rule 152 under the Securities Act does not appear to be available as it contemplates the filing of a registration statement subsequent to a private placement. The issuance and proposed resale appear to be a single transaction that involves a public offering because the shares underlying your January 2006 transactions have been included in a pending registration statement.

Selling Stockholders, page 49

4.   Please expand the filing to describe the material transactions and relationships between Sona Mobile and each of the selling stockholders during the past three years. See Item 507 of Regulation S-B. The transactions whereby the shares to be resold were issued should be described in materially complete terms. Please revise to disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares or warrants received by them. We note your disclosure on pages 50 and 51 does not appear to provide all this information. For example, you do not disclose the transaction(s) in which each selling stockholder participated and the amount of securities received by each selling stockholder in such transaction(s). Please also file all written agreements, or oral agreements reduced to writing, associated with your strategic alliance distribution and licensing arrangement with Shuffle Master, Inc. as exhibits with your next amendment.

5.   Please disclose the names of the natural person(s) who exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by Free Market Capital, LP, Shuffle Master, Inc., RB & AJ Associated Holdings, Inc., and The Leonida Group, LLC. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

6.   Tell us whether any selling stockholders are affiliates of a registered broker-dealer. If so, expand the prospectus to identify such affiliates and to indicate whether each selling stockholder affiliated with a registered broker-dealer acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution, page 51

7.   You indicate that selling shareholders may create short positions in the offered securities in connection with the offering. Please advise us that Sona Mobile and the selling stockholders are aware of CF Tel. Interp. A.65.

8.   Tell us what steps you have implemented to ensure that each of the selling stockholders will conduct the distribution in accordance with Regulation M. See paragraph (b)(7) of Rule 461. In this regard, we note your disclosure on page 51 that the anti-manipulative provisions of Regulation M <u>may</u> apply to sales in the market. Please revise your disclosure to state clearly that the selling shareholders <u>will</u> be subject to the Exchange Act rules, including Regulation M.

Part II

Undertakings, page II-3

9.   Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: <u>Via Facsimile (212) 838-9190</u>
        Joel Goldscmidt, Esq.

John Bush
Sona Mobile Holdings Corp.
February 24, 2006
Page 4

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